UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: March 30, 2020

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information to The Shareholders in Relation to The Company Shares Buyback in A Significantly Fluctuated Market Condition.

INFORMATION DISCLOSURE IN FULFILLMENT OF REGULATION OF FINANCIAL SERVICES AUTHORITHY INDONESIA No. 2/POJK.04/2013

IN RELATION TO THE COMPANY PLAN TO PERFORM SHARES BUYBACK INSIGNIFICANTLY FLUCTUATED MARKET CONDITION

PT Telkom Indonesia (Persero) Tbk

Business Activities:

Organizing Telecommunication and Information Networks and Services, as well as the Optimization of the Usage of the Resources Owned by the Company

hone: 022-4526417	th floor 5215109
Head Office: Graha Merah Putih Jl. Japati No,1, Bandung 40133, Indonesia Phone: 022-4526417	Operational Office: Telkom Landmark Tower, 39th floor Jl. Jendral Gatot Subroto Kav. 52 South Jakarta, DKI Jakarta 12710, Indonesia Phone: 021- 5215109

Website: www.telkom.co.id

Email: investor@telkom.co.id

INFORMATION TO THE SHAREHOLDERS

IN RELATION TO THE COMPANY SHARES BUYBACK IN A SIGNIFICANTLY FLUCTUATED MARKET CONDITION

PT Telkom Indonesia (Persero) Tbk (Company)  plans to carry out the Company shares buyback that having been issued and registered in the Indonesia Stock Exchange (IDX) by referring to the Regulation of Financial Services Authority (OJK)  No. 2/POJK.04/2013 on the Shares Buyback by Issuer  or the Public Company in Significantly Fluctuated Market Condition, dated 23 August 2013  (POJK 2/2013)  and OJK Circular Letter No. 3/SEOJK.04/2020 on Other Condition in Significantly Fluctuated Market Condition in the Implementation of Shares Buyback Issued by the Issuer or Public Company dated 9 March 2020 (SEOJK 3/2020) in the maximum amount of IDR1,500,000,000,000 or maximum 20% from the paid-up capital in the Company, with at least 7.5% of floating shares from the paid-up capital. The shares buyback will be conducted in stages within 3 (three) months period as of 30 March 2020 until 29 June 2020 (Shares Buyback).

The Information Disclosure was issued in Jakarta on 30 March 2020

SCHEDULE ESTIMATION

1	Notification to OJK and IDX on the Shares Buyback Plan in the Significantly Fluctuated Market Condition	30 March 2020
2

Announcement of Information Disclosure on the Shares Buyback Plan in a Significantly Fluctuated Market Condition by way of Shares Buyback in the Information Advertisement of Shares Buyback Plan in a Significant Condition through Indonesia Stock Exchange Website

30 March 2020
3	Shares Buyback Period	30 March 2020 - 29 June 2020

FOREWORD

The stock trading condition in Indonesia Stock Exchange (IDX) since in the beginning of 2020 until 9 March 2020 has a significant pressure which indicated by the decrease in the Composite Stock Price Index (IHSG) in the amount of 18.46% and the regional and global economic condition suffer pressure and deceleration, which among other things caused by COVID-19 outbreak and weakening of the world oil price.

For the purpose to stimulate the economy and reduce the market impact that is significantly fluctuated due to the trading condition as aforementioned, OJK has stipulate Other Condition as referred in Article 1 paragraph 1 point b of POJK 2/2013, by way of issuing SEOJK 3/2020.  The issuance of SEOJK 3/2020 creates an opportunity for the Company to conduct shares buyback by considering the ability of the Company and the prevailing regulation.

Based on the Company’s data, as of 1 January 2020 until 19 March 2020, it is recorded that the Company’s shares suffer a decrease in the amount of 34% which is from IDR3,970 into IDR2,620. The decrease of the shares price does not reflect the positive performance of the Company, therefore the Company intends to show its commitment to increase the shareholders’ value through the Company’s Shares Buyback.

Considering the abovementioned, the Company plans to conduct the Shares Buyback that are issued and recorded with the IDX with the total amount of shares that will be bought back must not exceed 20% of the paid-up capital in the Company as referred in POJK 2/2013 and with the condition at least the floating  shares is in the amount of 7.5% of the paid up capital.

The Board of Directors of the Company believes that the shares buyback shall not affect the financial condition of the Company considering until this date the Company has sufficient working capital to finance the business activities of the Company.

COST ESTIMATION OF THE SHARES BUYBACK AND THE ESTIMATION OF THE TOTAL NOMINAL VALUE OF BUYBACK OF SHARES

Financing of Shares Buyback will be sourced from the Profit Balance of the Company. The use of the Profit Balance must not affect the net assets of the Company to become lower than the total paid up and issued capital added by mandatory reserve having been set aside. Currently the Company has performed the provision of mandatory reserve as referred to in Law No. 40 of 2007 on the Limited Liability Company. Therefore the fund allocation for the Shares Buyback is deriving from the Profit Balance of the Company as of 30 September 2019 that is recorded in the amount of IDR91,264 billion and from that amount, the amount that will be used to finance the Shares Buyback is maximum in the amount of IDR1,500,000,000,000. The cost of Shares Buyback excludes the cost of the shares buyback, brokerage fees as well as other fees in connection with the Shares Buyback.

In accordance with POJK 2/2013 and SEOJK 3/2020, the total shares that will be bought back must not exceed 20% from the total paid up capital, with at least the floating shares is in the amount of 7.5% of the paid up capital in the Company.

ESTIMATION OF COMPANY REVENUE DECREASING AS CONSEQUENCE OF SHARES BUYBACK IMPLEMENTATION AND THE IMPACT ON THE COMPANY’S COST OF FINANCE

Assuming the Company uses its internal cash for the Shares Buyback in the amount of IDR1,500,000,000,000 then the asset and equity will decrease in the amount of IDR1,500,000,000,000 excluding the cost of Shares Buyback and the profits will be decreased in the amount of the cost of the Shares Buyback however this shares buyback transaction must not affect the income of the Company.

The Company believes that the implementation of the Shares Buyback transaction shall not give a material adverse effect to the business activities of the Company considering the Company has sufficient working capital and cash flow to finance the transaction along with the business activities of the Company.

PROFORMA EARNING PER COMPANY SHARE AFTER THE SHARES BUY BACK PLAN IS PERFORMED, BY TAKING INTO ACCOUNT THE DECREASING REVENUE

The following is the proforma of the Consolidated Financial Statement as of 30 September 2019 by taking into account the finance of all Shares Buyback program in the amount of IDR1,500,000,000,000 excluding the transaction fees (the brokerage fees and other fees) in connection with the Shares Buyback transaction.

             (in billion Rupiah)

Remarks	Financial Statement Period ended on 30 September 2019
	Before Shares Buy Back	Impact	After Shares Buyback
Total Asset (IDR)	214,990	(1,500)	213.490
Total Equity (IDR)	116,446	(1,500)	114,946
Current Period Earnings that May Be Attributed to the Holder of Parent Entity (IDR)	16,459	-	16,459
Earning per Share (Fully in IDR)	166.15	0.87	167.02

Assumption:

The total shares buy back is in the maximum amount of 20% from the total paid up share. Brokerage Fee and other fee are in the amount of 0.15% and do not significantly affect the Profit – Loss of the Company, and therefore those fees are omitted from the above projections.

The above analysis indicates that there are no significant changes from the Shares Buyback to the Company financial indicator.

SHARE PRICE LIMITATION IN THE FRAMEWORK OF COMPANY SHARES BUYBACK

The Shares Buyback will be performed in the price that is considered as good and reasonable price by the management of the Company by considering the applicable regulations.

SHARES BUYBACK METHOD

The Company will perform the Shares Buyback with the following method:

1.	The shares buyback transaction will be conducted through IDX.
2.	The purchase transaction in IDX will only be conducted by PT Bahana Sekuritas as the broker-dealer that will be appointed by the Company for the purpose to implement the Shares Buyback transaction.
3.	The volume size of the Shares Buyback by the Company in 1 (one) exchange day is unlimited.
4.	The Parties that are:
a.	Commissioners, Directors, Staffs and the Principal Shareholders of the Company;
b.	Individuals whom due to their capacities or professions or due to their business relations with the Company allows such individuals to obtain the insider information; or
c.	a Party whom within the last 6 (six) months is no longer be a Party as referred to in point a and point b,

are prohibited to perform the transaction on the Company’s shares within the shares buyback period or on the same day with the shares sale as the result of the shares buyback by the Company through the IDX.

MANAGEMENT ANALYSIS AND DISCUSSION ON THE EFFECT OF SHARES BUYBACK ON THE BUSINESS ACTIVITIES AND THE GROWTH OF THE COMPANY IN THE FUTURE

1.	Company’s revenue is not expected to be decreased due to the Shares Buyback implementation.
2.	The Shares Buyback is expected to have a minimum impact on the cost of the Company’s financing.
3.

The Shares Buyback will reduce the Company’s Asset and Equity in the maximum amount of such Shares Buyback. If the Company uses all reserved funds for the Shares Buyback at the maximum amount, then the amount of Asset and Equity will be reduced maximum in the amount of IDR1,500,000,000,000.

4.

The Company believes that the Shares Buyback implementation will not give a material adverse effect to the business activities and the growth of the Company, as the Company currently has sufficient working capital and cash flow to conduct and finance all business activities, business development activities, operational activities as well as the Shares Buyback.

COMPANY’S PLAN ON THE SHARES TO BE BOUGHT BACK

After the end of the Shares Buyback period, the Company may transfer the shares as a result of buyback by considering the prevailing regulations, specifically POJK 2/2013.

The shares that are bought back by the Company do not have voting rights in the General Meeting of Shareholders and cannot be counted in determining a quorum number in the General Meeting of Shareholders that should be achieved in accordance with the prevailing laws.  Further, the shares that bought back do not reserve the right to obtain the dividend distribution.

ADDITIONAL INFORMATION

The Shareholders that require any additional information can contact the Company during working hour with the following address:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower, 39th Floor

Jl. Jenderal Gatot Subroto Kav. 52

South Jakarta, DKI Jakarta 12710, Indonesia

Phone: 021-5215109

Email: investor@telkom.co.id

Website: www.telkom.co.id